Filed Pursuant to Rule 433
Registration No. 333-202281

Term Sheet
April 11, 2017

Issuer:	Toyota Motor Credit Corporation
Security:	Floating Rate Medium-Term Notes, Series B
Title:	Floating Rate Medium-Term Notes, Series B due April 17, 2020
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: Aa3 (stable outlook) Standard & Poor’s Ratings Services: AA- (stable outlook)
CUSIP/ISIN:	89236TDV4 / US89236TDV44
Pricing Date:	April 11, 2017
Settlement Date:

April 17, 2017 (T+4)

The Issuer expects that delivery of the notes will be made against payment therefor on the Settlement Date, which will be the fourth U.S. business day following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the Pricing Date will be required by virtue of the fact that the notes initially will settle in four business days to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

Maturity Date:	April 17, 2020
Principal Amount:	$650,000,000
Price to Public:	100.000%
Commission:	0.225%
Net Proceeds to Issuer:	99.775% / $648,537,500
Floating Rate Index:	3 month LIBOR
Floating Rate Spread:	+26 basis points
Index Source:	LIBOR Reuters
Minimum Interest Rate:	0.000%
Interest Payment Frequency:	Quarterly
Initial Interest Rate:	The initial interest rate will be based on 3 month LIBOR determined on April 12, 2017 plus the Floating Rate Spread.
Interest Payment Dates:	Each January 17, April 17, July 17, and October 17, beginning on July 17, 2017 and ending on the Maturity Date
Interest Reset Dates:	The first interest reset date shall be the Settlement Date and thereafter, each Interest Payment Date. Newly reset interest rates shall apply beginning on and including the Interest Reset Date, to but excluding the next Interest Payment Date.
Interest Determination Date:	Second London Banking Day preceding each Interest Reset Date
Day Count Convention:	Actual/360
Business Day Convention:	Modified Following, adjusted
Business Days:	New York and London
Calculation Agent:	Deutsche Bank Trust Company Americas
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	Barclays Capital Inc. HSBC Securities (USA) Inc. Lloyds Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Co-Managers:	CastleOak Securities, L.P. Fifth Third Securities, Inc. ING Financial Markets LLC Multi-Bank Securities, Inc. Santander Investment Securities Inc. U.S. Bancorp Investments, Inc.
DTC Number:	#773
Concurrent Offering:	Concurrently with this offering of the Notes, the Issuer is also offering by means of a separate term sheet (i) $1,100,000,000 1.950% Medium-Term Notes, Series B due April 17, 2020 and (ii) $500,000,000 2.900% Medium-Term Notes, Series B due April 17, 2024 (collectively, the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated February 26, 2015 and the related prospectus dated February 25, 2015; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, calling HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, calling Lloyds Securities Inc. collect at 1-212-930-5000, calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 and calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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